UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On June 24, 2010, China Linen Textile Industry, Ltd. (the “Company” ) received a letter of resignation from UHY Vocation HK CPA Limited (“UHY HK”), the Company’s independent registered public accounting firm, which letter stated that the resignation would be effective immediately. UHY HK was engaged by the Company on April 9, 2009, until its resignation on June 24, 2010.

Prior to June 24, 2010, UHY HK had not previously advised the Company’s management or the Company’s board of directors of its intention to resign its engagement as the Company’s independent registered public accounting firm. The resignation was not sought or recommended by the Company’s board of directors.

On July 5, 2010, the Company engaged Parker Randall CF (H.K.) CPA Limited to be its new independent accountant.

Exhibit No.	Description

99.1	Letter from UHY Vocation HK CPA Limited to the Securities and Exchange Commission dated July 8, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name:	Gao Ren
Title:	Chief Executive Officer and Chairman

Dated: July 8, 2010